SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

COGENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19239Y108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 19239Y108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ming Hsieh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 38,719,965 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 38,719,965 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,719,965 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 5 Pages

Item 1. (a)	NAME OF ISSUER

Cogent, Inc.

Item 1. (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

639 North Rosemead Blvd., Pasadena, California 91107

Item 2. (a)	NAME OF PERSON FILING:

Ming Hsieh

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE

639 North Rosemead Blvd., Pasadena, California 91107

Item 2. (c)	CITIZENSHIP:

USA

Item 2. (d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Item 2. (e)	CUSIP NUMBER:

19239Y108

Item 3.	NOT APPLICABLE.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

38,719,965 shares

Page 4 of 5 Pages

(b)	Percent of Class:

43.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

38,719,965 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

38,719,965 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Page 5 of 5 Pages

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

/S/ MING HSIEH
Signature

Ming Hsieh, President, Chief Executive Officer and Chairman of the Board of Directors
Name/Title